Filed Pursuant to Rule 433
Registration Number 333-166578

NEWS RELEASE

FOR IMMEDIATE RELEASE

November 4, 2010

CAPITOL FEDERAL FINANCIAL ANNOUNCES PRELIMINARY FISCAL YEAR 2010 RESULTS

Topeka, KS – Capitol Federal Financial (Nasdaq: CFFN) (the “Company”) today announced that completion of its fiscal year end reports has been delayed due to the necessary allocation of resources to prepare and file an updated registration statement in connection with its pending second-step conversion.  The Company’s annual report on Form 10-K for the fiscal year ended September 30, 2010 will be timely filed with the Securities and Exchange Commission on or about November 29, 2010 and posted on its website, http://ir.capfed.com.

Net income for the fiscal year ended September 30, 2010 is expected to be slightly higher than fiscal 2009.  For the fourth fiscal quarter ended September 30, 2010, the Company expects net income to be approximately 8% lower than the third fiscal quarter of 2010, primarily due to an increase in other expenses.  The ratios of non-performing loans to total loans and non-performing assets to total assets are expected to remain generally consistent with June 30, 2010 levels.  The Company intends to issue a detailed press release on its results of operations for the quarter and fiscal year ended September 30, 2010 as soon as practical.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-518-0123.

For further information contact:
Jim Wempe	Kent Townsend
Vice President, Investor Relations	Executive Vice President and Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com